UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                           DUNES HOTELS & CASINOS INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.50 PAR VALUE
                         (Title of Class of Securities)

                                    265440107
                                 (CUSIP Number)


                                  THOMAS STEELE
                        GENERAL FINANCIAL SERVICES, INC.
                             8441 E. 32nd Street N.
                                Wichita, KS 67226
                                 (316) 636-1070
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 27, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.


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


                                  SCHEDULE 13D

CUSIP NO. 265440107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      GFS ACQUISITION COMPANY, INC.

2.    Check the appropriate Box if a Member of a Group            (a) /x/
                                                                  (b) / /
3.    SEC Use Only

4.    Source of Funds                                               WC

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                   / /

6.    Citizenship or Place of Organization                        KANSAS

                              7.    Sole Voting Power
NUMBER OF SHARES                    -0-
                              8.    Shared Voting Power
BENEFICIALLY OWNED                  3,197,500
                                    (See Item 5)
BY EACH REPORTING             9.    Sole Dispositive Power
                                    -0-
PERSON WITH                  10.    Shared Dispositive Power
                                    3,197,500
                                    (See Item 5)

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                    3,197,500
                                    (See Item 5)

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                               / /

13.   Percent of Class Represented by Amount in Row (11)
                                                                  50.2%
                                                                 (See Item 5)
14.   Type of Reporting Person
                                                                  CO

                                  SCHEDULE 13D

CUSIP NO. 265440107

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      GENERAL FINANCIAL SERVICES, INC.

2.    Check the appropriate Box if a Member of a Group            (a) /x/
                                                                  (b) / /

3.    SEC Use Only

4.    Source of Funds                                             BK, WC

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                   / /

6.    Citizenship or Place of Organization                        KANSAS

                              7.    Sole Voting Power
NUMBER OF SHARES                    -0-
                              8.    Shared Voting Power
BENEFICIALLY OWNED                  3,197,500
                                    (See Item 5)
BY EACH REPORTING             9.    Sole Dispositive Power
                                    -0-
PERSON WITH                  10.    Shared Dispositive Power
                                    3,197,500
                                    (See Item 5)

11.   Aggregate Amount Beneficially Owned by Each Reporting       Person
                                    3,197,500
                                    (See Item 5)

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                               / /

13.   Percent of Class Represented by Amount in Row (11)
                                                                  50.2%
                                                                 (See Item 5)

14.   Type of Reporting Person                                           CO

                                  SCHEDULE 13D

CUSIP NO. 265440107

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      STEVE K. MILLER

2.    Check the appropriate Box if a Member of a Group            (a) /x/
                                                                  (b) / /

3.    SEC Use Only

4.    Source of Funds                                         NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                   / /

6.    Citizenship or Place of Organization
                                                              UNITED STATES

                              7.    Sole Voting Power
NUMBER OF SHARES                    -0-
                              8.    Shared Voting Power
BENEFICIALLY OWNED                  3,197,500
                                    (See Item 5)
BY EACH REPORTING             9.    Sole Dispositive Power
                                    -0-
PERSON WITH                  10.    Shared Dispositive Power
                                    3,197,500
                                    (See Item 5)

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                    3,197,500
                                    (See Item 5)

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                               / /

13.   Percent of Class Represented by Amount in Row (11)
                                                                   50.2%
                                                                (See Item 5)

14.   Type of Reporting Person                                          IN

      This Amendment No. 2 to Schedule 13D supplements the information contained in the Schedule 13D dated June 4, 1999, as amended by Amendment No. 1 dated July 22, 1999 (collectively, the "Schedule 13D"), filed by GFS Acquisition Company, Inc., a Kansas corporation ("GFS Acquisition"), General Financial Services, Inc., a Kansas corporation and sole shareholder of GFS Acquisition ("GFS"), and Mr. Steve K. Miller who owns 100% of GFS and is the sole officer and director of each of GFS and GFS Acquisition.

ITEM 1.     SECURITY AND ISSUER.

      No change.

ITEM 2.     IDENTITY AND BACKGROUND.

      No change.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The information in the Schedule 13D is supplemented with the following information.

      On August 27, 1999, GFS Acquisition acquired an additional 10,000 shares of Common Stock ("Additional Shares") for $7,000. GFS Acquisition paid for the Additional Shares from its working capital funds.

ITEM 4.     PURPOSE OF TRANSACTION.

      No change.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) As a result of the acquisition of the Additional Shares on August 27, 1999, GFS Acquisition beneficially owns as of such date 3,197,500 shares of Common Stock, which it believes to be 50.2% of the outstanding shares of Common Stock of the Issuer.

      As the sole shareholder of GFS Acquisition, GFS beneficially owns the 3,197,500 shares of Common Stock beneficially owned by GFS Acquisition on August 27, 1999. As described above, GFS believes these shares to be 50.2% of the outstanding shares of Common Stock of the Issuer.

      As the President, sole director and sole shareholder of GFS and President and sole director of GFS Acquisition, Mr. Miller beneficially owns the 3,187,500 shares of Common Stock beneficially owned by GFS Acquisition on August 27, 1999. As described above, Mr. Miller believes these shares to be 50.2% of the outstanding shares of Common Stock of the Issuer.

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



      (b) No change.

      (c) See Item 3. Other than the transactions listed in Item 3 (including transactions previously reported), no other transactions in the Common Stock of the Issuer were effected by GFS Acquisition, GFS or Mr.
Miller during the past sixty days.

      (d) No change.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      No change.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      *Exhibit 1. Statement of Joint Filing.

      *Exhibit 2. Promissory Note dated December 28, 1998 made by GFS in favor of Citizens Bank and Trust Company.

_______
* Previously filed as an Exhibit to the Schedule 13D dated June 4, 1999 filed by the reporting persons.


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



                                   SIGNATURES



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    GFS ACQUISITION COMPANY, INC.


September 7, 1999                   By:  /s/ Steve K. Miller, President
                                         ____________________________________
                                         Steve K. Miller, President



                                    GENERAL FINACIAL SERVICES, INC.


September 7, 1999                   By:   /s/ Steve K. Miller, President
                                          ___________________________________
                                          Steve K. Miller, President



September 7, 1999
                                          /s/ Steve K. Miller
                                          ___________________________________
                                          Steve K. Miller


                                  Page 7 of 7